SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

UNIVERSAL ACCESS GLOBAL HOLDINGS INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options Under
Universal Access, Inc. Amended 1998 Employee Stock Option Plan and
Universal Access, Inc. 1999 Stock Plan
To Purchase Common Stock, Par Value $.01 Per Share, of Universal Access Global Holdings Inc.,
Having an Exercise Price of at Least $2.50
(Title of Class of Securities)

902580 10 9
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Scott D. Fehlan
General Counsel and Secretary
Universal Access Global Holdings Inc.
233 South Wacker Drive, Suite 600
Chicago, Illinois 60606
(312) 660-5000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

COPY TO:
Scott D. Miller
Sullivan & Cromwell
1870 Embarcadero Road
Palo Alto, California 94303
(650) 461-5600

[_]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.
[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   [_]

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Introductory Statement

             This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Universal Access Global Holdings Inc. (the “Company”) with the Securities and Exchange Commission on October 30, 2001, relating to the Company’s offer to exchange all options outstanding under the Universal Access, Inc. 1999 Stock Plan (the “1999 Plan”) and the Universal Access, Inc. Amended 1998 Employee Stock Option Plan to purchase shares of the Company’s common stock, par value $.01 per share (the “Common Stock”), having an exercise price of at least $2.50, for restricted shares of Common Stock to be granted under the 1999 Plan upon the terms and subject to the conditions described in the Offer to Exchange dated November 5, 2001 (the “Offer to Exchange”), and the related Letter of Transmittal.

ITEMS 1-11.

Items 1-11 are hereby amended as follows:

             (a) The summary term sheet in the Offer to Exchange is hereby amended by adding the following:

“Q.40	WHAT HAPPENS IF I DO NOT SIGN THE ELECTION FORM AND RETURN IT TO HOWARD KUPPLER BEFORE 11:59 P.M. CENTRAL STANDARD TIME, ON DECEMBER 4, 2001 (UNLESS THE OFFER TO EXCHANGE IS EXTENDED)?

             Nothing, except that your options will not be exchanged for shares of restricted stock. However, we strongly encourage you to return the election form even if you choose not to tender your options for exchange because your election form will enable UAXS to track the progress of the option exchange program. If you do not elect to participate in this offer, you should review the discussion of certain tax consequences contained in this offer.

Q.41	ARE THERE ANY CONSEQUENCES TO ME WITH RESPECT TO FUTURE OPTION GRANTS, IF I DO NOT PARTICIPATE IN THE OFFER?

No, not participating in the offer will not affect your eligibility to receive options in connection with future option grants.”

             (b) “6. Conditions of the Offer” in the Offer to Exchange is hereby amended and supplemented by amending and restating that section as follows:

             “Upon expiration of this offer to exchange (which will be on December 4, 2001 at 11:59 p.m. central standard time unless we extend it), we will promptly decide to either accept all of the properly tendered options or to reject them all. We may reject all tendered options, if we determine in good faith that an insignificant number of employees have elected to participate in the offer thereby making the program economically unsound to us. If we decide to reject them all, we will communicate this to you by 11:59 p.m. central standard time on the business day after this offer to exchange expires (which will be on December 4, 2001 unless we extend it). If we accept all of the properly tendered options, they will be exchanged and cancelled as described herein. If we reject them all, you will keep all of your current options, and you will not receive any restricted stock. This condition to the offer to exchange is for our benefit and the decision to accept or reject all properly tendered options is in our sole discretion.”

             (c) The first paragraph of “17. Forward Looking Statements; Miscellaneous” in the Offer to Exchange is hereby amended and supplemented by amending and restating that paragraph as follows:

             “The SEC reports referred to above contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended (forward-looking statements contained in this offer are not forward-looking statements within the meaning of Section 21E). These forward-looking statements involve a number of risks and uncertainties which may cause actual results to differ materially from those discussed in the forward-looking statements. The forward-looking statements are identified by words such as “believes,” “anticipates,” “expects,” “intends,” “may,” “will” and other similar expressions. However, these words are not the only way we identify forward-looking statements. In addition, any statements which refer to

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expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Except as required by federal securities law, we undertake no obligation to publicly release the results of any revisions to these forward-looking statements which could occur after the filing of this offer or any of our SEC reports. You are urged to carefully review and consider the various disclosures made by us in this offer and in our other reports filed with the SEC that advise you of the risks and factors that we believe may affect our business.”

ITEM 12. EXHIBITS.

             Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

             Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Universal Access Global Holdings Inc.
/s/ Scott D. Fehlan

Scott D. Fehlan General Counsel and Secretary

Date: November 13, 2001